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10027162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harold C. Brown & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One HSBC Center, Suite 3800
(No. and Street)

Buffalo (City) New York (State) 14203-2898 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mrs. Annette Wargo (716)854-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gaines Kriner Elliott LLP
(Name – *if individual, state last, first, middle name*)

100 Corporate Parkway, Suite 200 (Address) Amherst (City) New York (State) (Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Katherine A. Christoferson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harold C. Brown & Co., LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ROSEMARY A. MATALONE
No. 01MA5031368
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 08/01/10

Katherine A. Christoferson
Signature

Chief Executive Officer
Title

Rosemary A. Matalone
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAROLD C. BROWN & CO., LLC
TABLE OF CONTENTS TO FINANCIAL STATEMENTS
December 31, 2009

www.gkecpa.com

GAINES KRINER ELLIOTT LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Members
Harold C. Brown & Co., LLC

We have audited the accompanying statement of financial condition of Harold C. Brown & Co., LLC ("the Company") as of December 31, 2009 and the related statements of income, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold C. Brown & Co., LLC at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gaines Kriner Elliott LLP

January 25, 2010

Amherst • East Aurora

member
CPA Associates International, Inc. 100 Corporate Parkway - Suite 200, Amherst, New York 14226 • 716.250.6600 • Fax: 716.250.6605

HAROLD C. BROWN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and Cash Equivalents	$ 1,159,044
Short-Term Investment	205,852
Prepaid Expenses and Other Assets	168,983
Escrow Deposit with Clearing Organization	25,000
Property and Equipment, net (Note 3)	203,856
Intangible Assets, net (Note 4)	1,198,066
	$ 2,960,801

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable and other accrued expenses	$ 118,991
Members' Capital	2,841,810
	$ 2,960,801

The accompanying notes are an integral part of these financial statements.

HAROLD C. BROWN & CO., LLC
STATEMENT OF INCOME
For the year ended December 31, 2009

Revenues:	
Investment advisory services	$ 5,995,502
Other revenue	206,834
Commissions	215,055
Interest income	5,982
Losses on firm trading/errors accounts	(6,607)
	6,416,766
Expenses:	
Compensation and benefits	2,695,826
General and administrative expenses	1,158,612
Commissions - other broker-dealers	341,222
Depreciation and amortization	277,675
Regulatory fees and expenses	73,505
	4,546,840
Net income	$ 1,869,926

The accompanying notes are an integral part of these financial statements.

HAROLD C. BROWN & CO., LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the year ended December 31, 2009

Members' Capital, Beginning	$ 2,851,666
Distributions to Members	(1,879,782)
Net Income	1,869,926
Members' Capital, Ending	$ 2,841,810

The accompanying notes are an integral part of these financial statements.

HAROLD C. BROWN & CO., LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

Cash Flows From Operating Activities:	
Net income	$ 1,869,926
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	277,675
Loss on disposition of equipment	252
Changes in operating assets and liabilities:	
Prepaid expenses and other current assets	(12,220)
Accrued distributions	(330,000)
Accrued profit sharing plan and bonus expenses	(188,340)
Accounts payable and other accrued expenses	(11,431)
Net cash provided by operating activities	1,605,862
Cash Flows From Investing Activities:	
Property and equipment purchases	(83,013)
Short-term investment purchases/reinvested income	(4,598)
Net cash used for investing activities	(87,611)
Cash Flows Used For Financing Activities:	
Distributions to Members	(1,879,782)
Net decrease in cash and cash equivalents	(361,531)
Cash and Cash Equivalents, Beginning	1,520,575
Cash and Cash Equivalents, Ending	$ 1,159,044

The accompanying notes are an integral part of these financial statements.

NOTE 1 - BUSINESS ACTIVITY

Harold C. Brown & Co., LLC (the "Company") acts as an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and an investment advisor who clears all transactions with and for customers located throughout the United States on a fully disclosed basis with a clearing broker-dealer. The Company transmits all customer funds and securities to the clearing broker-dealer who maintains and preserves all accounts and records of the Company's customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company's financial statements are prepared on the accrual basis of accounting.

Revenue - Investment advisory services revenue is recorded monthly, based upon the market value of the customer's account at the end of the previous month. Fees charged vary based upon the asset value of the account.

Cash Equivalents - Cash equivalents consist of money market mutual funds.

Short-Term Investment - At December 31, 2009, the short-term investment consisted of a certificate of deposit, which matures January 18, 2011. There were no unrealized gains or losses since cost approximated fair value as of December 31, 2009.

Property, Equipment, and Depreciation - Property and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods based on the estimated useful life of the related assets. Leasehold improvements are amortized over the shorter of their useful life or the terms of the lease.

Intangible Assets - The Company's intangible assets consist of customer accounts/relationship and its trade name. These intangible assets were recorded in June 2003 when the Company was purchased by its current members. In accordance with generally accepted accounting principles, infinite lived intangible assets are not amortizable for financial reporting purposes, but instead are subject to an impairment test, which is to be performed at least annually. The Company's trade name is considered an infinite lived intangible asset. At December 31, 2009 there was no impairment.

The customer accounts/relationship intangible is being amortized on the straight-line basis over the estimated average life of these relationships of 10 years.

These intangible assets are amortized over 15 years for tax reporting purposes.

Advertising - The Company expenses advertising as incurred. Advertising expense was $10,202 for the year ended December 31, 2009.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Transactions - Proprietary securities transactions in regular way trades, along with related commission revenue and expense, are recorded on a trade-date basis.

Income Taxes - The Company is a limited liability company ("LLC") which is treated as a partnership for income tax reporting purposes. In lieu of Federal and state income taxes imposed on the Company, the members are taxed individually on their respective shares of items of income, deductions, losses, and credits.

Subsequent Events - The Company evaluated all subsequent events through January 25, 2010, the date the financial statements were available to be issued. No subsequent events required disclosure.

Personal Assets and Liabilities and Members' Salaries - In accordance with the generally accepted method of presenting partnership financial statements, the financial statements do not include the personal assets and liabilities of the members, including their obligation for income tax on their distributive shares of the net income of the Company. In addition, the expenses shown in the income statements do not include any salaries for the members.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates and assumptions.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2009:

		Depreciable Lives
Equipment	$ 385,721	5 - 7 Years
Furniture and fixtures	108,268	7 Years
Software	261,237	3 Years
Leasehold improvements	45,848	7 Years
	801,074	
Less: Accumulated depreciation	597,218	
	$ 203,856	

Depreciation expense was $151,987 for the year ended December 31, 2009.

NOTE 4 - INTANGIBLE ASSETS

Intangible assets consisted of the following:

Intangible assets subject to amortization:	
Customer accounts/relationships	$ 1,256,871
Less: Accumulated amortization	816,972
	439,899
Intangible assets not subject to amortization:	
Trade name	758,167
Intangible assets, net	$ 1,198,066

Amortization was $125,688 for the year ended December 31, 2009. Annual amortization for the years 2010 through 2012 will be $125,688, with the remaining balance being amortized in 2013.

NOTE 5 - OPERATING LEASE

The Company currently rents office space under a lease agreement which expires in May 2012. The lease agreement calls for monthly rental payments of $18,534 increasing to $20,715 per month over the term of the lease. The Company is recognizing this aggregate rent expense on a straight-line basis over the term of the lease. At December 31, 2009, the Company has approximately $27,800 of deferred rent obligation included in other accrued expenses on the statement of financial condition. The Company is also responsible for their proportionate share of various costs shared with the landlord, which include taxes, utilities, and operating expenses. The lease is partially guaranteed by the members of the Company. Rental expense under the terms of the lease agreement amounted to approximately $287,100 for the year ended December 31, 2009.

Future minimum lease commitments are as follows:

2010	$ 248,577
2011	248,577
2012	103,574

NOTE 6 - 401(k) PROFIT SHARING PLAN

The Company has a profit sharing plan for eligible employees that also includes a 401(k) salary deferral option. Profit sharing contributions are discretionary and determined annually by the Company. For the year ended December 31, 2009, the Company did not accrue a discretionary contribution.

NOTE 6 - 401(k) PROFIT SHARING PLAN (CONT'D)

Under the 401(k) salary deferral option, eligible employees may elect to defer up to 75% of their compensation, subject to limitations under the Internal Revenue Code, with the Company making matching contributions. The Company's matching contribution for 2009 was $137,208.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company must comply with the Uniform Net Capital Rule under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, may not exceed fifteen times net capital (generally Company capital less reductions for assets not readily convertible into cash at full value).

At December 31, 2009, the Company's net capital and required net capital, as defined, were $1,248,449 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was approximately .10 to 1.

NOTE 8 - RESERVE REQUIREMENT

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (see Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company has an exposure to credit risk associated with non-performance of its brokerage customers in fulfilling their contractual obligations pursuant to securities transactions. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure relating to such non-performance by these customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions. Although the cash accounts exceed the federally insured deposit amount, management does not anticipate non-performance by the financial institutions. Management reviews the financial viability of these institutions on a periodic basis.

HAROLD C. BROWN & CO., LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

Total members' capital	$ 2,841,810
Deductions:	
Total non-allowable assets:	
Property and equipment, net	203,856
Prepaid expenses and other assets	168,983
Intangible assets	1,198,066
Net capital before haircuts on security positions	1,270,905
Haircuts on securities:	
Trading and investment securities	22,456
Net capital	$ 1,248,449
Computation of basic net capital requirement:	
Net capital requirement {greater of 6-2/3% of aggregate indebtedness ($7,933) or $50,000}	$ 50,000
Excess net capital	$ 1,198,449
Aggregated indebtedness:	
Accounts payable and other accrued expenses	$ 118,991
Ratio of aggregate indebtedness to net capital	.10 to 1

There are no material differences between the computation of net capital above and the Respondent's computation included in the unaudited Part II - A of Form X-17A-5 as of December 31, 2009. Accordingly, no reconciliation of the two computations is deemed necessary.

HAROLD C. BROWN & CO., LLC

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT IN ACCORDANCE WITH RULE 17a-5(e)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period April 1, 2009 through December 31, 2009

Total Revenue	$ 4,931,352
Additions:	
Net loss from positions in securities trading accounts	1,055
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	(166,406)
Commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions	(208,170)
Total deductions	(374,576)
SIPC Net Operation Revenues	4,557,831
General assessment rate	0.0025
General assessment	$ 11,395

GAINES KRINER ELLIOTT LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Harold C. Brown & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedule of Harold C. Brown & Co., LLC, as of and for the year ended December 31, 2009 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recommendations of differences required by Rule 17a-13.
2. Comply with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Amherst • East Aurora
member
CPA Associates International, Inc. 100 Corporate Parkway - Suite 200, Amherst, New York 14226 • 716.250.6600 • Fax: 716.250.6605

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Trustees, management, the SEC, and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

January 25, 2010